Filed Pursuant to Rule 433

Dated February 2, 2012

Registration Statement No. 333-177646

Supplementing Preliminary Prospectus Supplement Dated February 1, 2012 and

Prospectus dated November 23, 2011

2,000,000 Shares

Campus Crest Communities, Inc.

8.00% Series A Cumulative Redeemable Preferred Stock

Issuer:	Campus Crest Communities, Inc.

Title of Shares:	8.00% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”)

Number of Shares:	2,000,000 shares (2,300,000 shares if the underwriters’ overallotment option is exercised in full)

No Maturity:	Perpetual (unless redeemed by the Issuer on and after February 9, 2017 or redeemed pursuant to the Issuer’s special optional redemption rights or converted by a holder of Series A Preferred Stock in connection with certain changes of control)

Trade Date:	February 2, 2012

Settlement Date:	February 9, 2012 (T+5)

Dividend Rate:	8.00% per annum of the $25.00 liquidation preference per share (equivalent to the fixed annual rate of $2.00 per share)

Dividend Payment Dates:	On or about the 15th day of January, April, July and October of each year, beginning on April 16, 2012

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series A Preferred Stock) to convert some or all of the Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock which is equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•	4.5872 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem all or any portion of the Series A Preferred Stock, holders will not be able to convert the Series A Preferred Stock designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right.

A “Change of Control” is when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Issuer entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

The “Change of Control Conversion Date” is the date the Series A Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer mails the required notice of the occurrence of a Change of Control to the holders of Series A Preferred Stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of its common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by OTC Markets Group, Inc. or similar organization for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

Optional Redemption:	On and after February 9, 2017, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends (whether or not authorized or declared) to, but not including, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of redemption with respect to the Series A Preferred Stock (whether its optional redemption right or its special optional redemption right), the holders of Series A Preferred Stock will not have the conversion right described above.

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses):	$48,425,000 ($55,688,750 if the underwriters’ overallotment option is exercised in full)

Joint Book-Running Managers:	Raymond James & Associates, Inc.
RBC Capital Markets, LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Stifel, Nicolaus & Company, Incorporated

Co-Managers:	Robert W. Baird & Co. Incorporated
Janney Montgomery Scott LLC

Expected Listing/Symbol:	NYSE / “CCGPrA”

ISIN:	US13466Y2046

CUSIP:	13466Y204

The issuer has filed a registration statement (including a prospectus dated November 23, 2011 and a preliminary prospectus supplement dated February 1, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Raymond James & Associates, Inc. at 1-800-248-8863; RBC Capital Markets, LLC at 1-866-375-6829; Barclays Capital Inc. at 1-888-603-5847; Citigroup Global Markets Inc. at 1-800-831-9146; or Stifel, Nicolaus & Company, Incorporated at 1-443-224-1988.